UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1U

Amendment

CURRENT REPORT

PURSUANT TO REGULATION A

Pursuant to Rule 257(b)(4) of Regulation A

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

June 10, 2019

PUNCH TV STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-5033791
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

11705 Willake Street Santa Fe Springs, CA. 90670

(Address of principal executive offices) (Zip code)

(323) 489-8119

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address if changed since last report)

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

This First Amendment to Asset Purchase Agreement (“First Amendment”) is entered into on June 10, 2019 by and among Punch TV Studios, Inc. a Delaware Corporation (“Seller”), and PunchFlix, Inc. , a Delaware corporation (“Buyer”).

BACKGROUND

A.    Seller and Buyer are parties to that certain Asset Purchase Agreement, dated June 15, 2018 (the “Agreement”).

B. Seller and Buyer now desire to amend certain provisions of the Agreement as set forth more fully below.

C. Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Buyer and Seller, each intending to be legally bound hereby, agree as follows:

AGREEMENT

1.	SECTION 3. Consideration And Payment

3.1               Purchase Price. The total purchase price (the "Purchase Price") for the Assets shall be $914,389.00

2.	SECTION 5. Documents And Other Instruments To Be Delivered On The Closing Date

5.1               Seller’s Obligations. Seller agrees to deliver (or cause to be delivered) to Purchaser on the Closing Date:

(a)  a duly executed Bill of Sale conveying the Assets to Purchaser;

(b)  a duly executed Affidavit of Title that such Assets are being conveyed free and clear of all liens, charges, encumbrances, debts, obligations and liabilities whatsoever;

(c)    any and all assignments, certificates and other instruments of transfer, with full warranty of title, as may be necessary or desirable to transfer all of Seller's right, title and interest in and to all of the Assets to Purchaser, free of all liens or claims; and

5.2               Purchaser’s Obligations. Purchaser agrees to deliver to Seller on the Closing Date:

(a)	To deliver Common Stock in the amount of 80,700,000 shares to Punch TV Studios in which 71,200,000 shares divided to Joseph Collins for becoming the CEO of PunchFlix and 9,5000,000 shares to Punch TV Studios

3.	Miscellaneous. This Amendment constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous representations, agreements and understandings, whether written or oral. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Executed signature pages to this Amendment may be exchanged by facsimile transmission or electronic mail between the parties. Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain unchanged and in full force and effect. If a conflict between this Amendment and the Agreement exists, the terms of this Amendment shall control. The Background provisions set forth above are incorporated herein by reference

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Punch TV Studios Inc.

By:	/s/ Joseph Collins
Joseph Collins
Chief Executive Officer

Dated: June 10, 2019

PunchFlix, Inc.

By:	/s/ Joseph Collins
Joseph Collins
Chief Executive Officer